File No.
82-3881

TYLER
RESOURCES INC.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 269-6753
FAX: (403) 266-2606
www.tylerresources.com TYS:CDNX

04035226

PROCESSING SECTION
RECEIVED
JUN 28 2004
181
WASH. D.C.

June 15, 2004

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

SUPPL

RE: Foreign Private Issuer Exemption File No. 82-3881
News Release Dated June 15, 2004

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

TYLER RESOURCES INC.

for D MacAulay
Barbara O'Neill

PROCESSED
JUL 06 2004
THOMSON
FINANCIAL

dw 7/6

File No. 82-3881

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS **NEWS RELEASE 04-12**

FOR IMMEDIATE RELEASE: June 15, 2004 **Web: www.tylerresources.com**

TYLER REPORTS DRILL CONFIRMATION OF HIGH GRADE BRECCIA PIPES AND MINERALIZED PORPHYRY AT BAHUERACHI

Calgary, Alberta-Tyler Resources Inc. is extremely pleased to release recently received assay results for drill holes 3 and 4, including 21.34 metres grading 3.11% copper and 58 meters grading 0.72% copper, confirming the depth extension of high grade skarn breccias as well as the mineralized porphyry body at the Bahuerachi Property, Chihuahua state, Mexico.

Significant drill intercepts for these drill holes include the following intervals:

DRILL HOLE #	FROM (m)	TO (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Rock type
04BAH-03	28.04	49.38	21.34	3.11 %	.09	19.42	1.25	Breccia pipe/skarn
04BAH-03	61.57	150.77	89.2	0.01 to 0.69%*				porphyry (poor recovery)*
04BAH-04	21	79	58	0.72 %				Chalcocite blanket/QFP /breccia skarn
Including	21	45	24	1.16 %	.02	3.23	.02	Chalcocite blanket/skarn/ QFP
Including	63	79	16	0.76 %	.05	9.67	0.60	breccia pipe/skarn
04BAH-04	79	125	46	0.10 to 0.26%*				porphyry (poor recovery)*

* Grades through the QFP (quartz-feldspar-porphyry) are considered to be indicative of the presence of mineralization but not representative of the grade of the interval due to poor core recoveries (generally less than 40%) during the drilling. As such, assay results through the interval are provided as ranges and not calculated as averages. Caution has to be used in interpreting results through the porphyry at this stage and results to date should only be interpreted to indicate that the intrusion is mineralized at depth although at an average grade which remains to be defined.

Drill holes 3 through 5 (assays pending) were completed in the central part of the Main Zone and have confirmed the continuity and grades of mineralization sampled at surface in previous exploration programs. A sketch section is attached showing results for drill hole #4 and the geological context for the drill hole section encompassing holes #4 and #5.

Phase 1 work, which included a total of 12 drill holes for a total cumulative 1,084 meters of drilling, has now been concluded due to the onset of the rainy season in the project area. Drill hole locations for the Phase 1 program are presented on the map attached. Drilling to date has partially tested roughly 800 metres of strike length of the 4,000 metre porphyry complex and related mineralization as outlined in map #2 attached. Assay results for holes #5 to #12 have not yet been received by the Company. These will be released as they are received and interpreted over the course of the next few weeks.

Drilling has confirmed the presence of an extensive near surface supergene chalcocite blanket which remains open for further testing in all directions and at depth. It has been intersected by drill holes #4, 5, 11 and 12 during this program.

Drilling has also confirmed the continuation at depth of multiple pulse breccia pipes showing local skarn development and mixed oxide/sulphide mineralization on the western edge of the Main Zone QFP. Mineralized breccias and skarn occurring on the eastern side of the Main Zone QFP and have also been intersected at depth by drilling. The high grade breccia/skarn pipes have been intersected at depth by drill holes #3, 4, 5, 6, 7, 9, 10, 11 and 12.

Porphyry copper style mineralization within QFP was intersected in drill holes #1, 3, 5, 6, 7, 9, 10 and 11. Although the QFP has returned a range of grades considered to be extremely positive in a porphyry environment in drill hole #1, 3 and 4, drilling this unit remains problematic as core recoveries were very low. Consequently, most drill holes were stopped shortly after entering the porphyry. The problems encountered to date with drilling the intrusion are related to the fact that it has been rendered extremely brittle by at least three superimposed fracturing and stockworking events. These events were responsible for emplacing the chalcopyrite-bornite mineralization observed in core. Due to inherent structural weakness along fractured and mineralized planes, the porphyry tends to shatter and break along fractures, exposing copper oxide and sulphide mineralization to be partially washed away and lost during the core recovery process.

The Company, along with its independent consultants, Associated Mining Consultants Ltd believe that a combination of different downhole drilling equipment and drilling fluids will mitigate this issue in the continuation of drilling during the upcoming Phase 2 program and provide for a better evaluation of the true grade of the porphyry. Phase 2 is currently in the planning stage and the schedule for the fall season will be finalized once all assay results have been received.

Tyler is extremely pleased with the results of its Phase 1 program. Drilling has successfully confirmed strong porphyry copper mineralization and alterations with related high grade porphyry breccia and skarn development to depths of at least 100 meters, the maximum depth tested during this phase of work. Furthermore, field mapping has extended the porphyry target from the known 1,600 metres of strike length to over 4,000 metres in total strike length (map attached).

The person responsible for the preparation of this exploration update is J.P. Jutras, P,Geol. And the Qualified Person for the Bahuerachi project for Tyler Resources. All assay work is performed by standard fire assay, ICP and atomic absorption methods at ALS-Chemex Laboratories, Vancouver, Canada.

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tyler Resources Inc.
Jean Pierre Jutras, President/COO/Director
Phone: (403) 269-6753
Fax: (403) 266-2606

Tyler Resources Inc.
James Devonshire, CEO/Director
Phone: (403) 269-6753
Fax: (403) 266-2606

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities, or a solicitation of proxies, in any jurisdiction, including but not limited to, the United States. The Tyler Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered or sold in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Tyler's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler's filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.


TYLER RESOURCES INC.
BAHUERACHI PROJECT
MAIN ZONE
2004 Phase 1 drill hole location plan
on 2001 geology.
NR #04-12, June 15th, 2004
NORTH
BAH 11 / 12
BAH 10
BAH 08
BAH 09
BAH 06 / 07
BAH 04
BAH 05
A
B
Surface trace of
simplified geological drill section
04-Bah-04 and 04-BAH-05
BAH 03
BAH 01/02
Sketch Geology Map
(based on 2001 work,
to be updated with
2004 field work.)
(unsurveyed)
~Legend~
Symbol
RockType
Mixed late Intrusions (andesites/rhyolites)
Breccias -Skarns / mineralized
replacement zones
Porphyritic Dacites(QFP)
Locally Cu+/-Au bearing
Limestones / Marbles
Mixed sediments/volcanics
Area of previously released
surface results
Collar location and projected
surface trace of completed
2004
diamond drill holes
Scale
0
250m
(Approx)

TYLER RESOURCES LTD.
BAHUERACHI PROJECT
SIMPLIFIED GEOLOGICAL DRILL SECTION, DRILL HOLES 04-BAH-04 and 04-BAH-05, Looking North
Refer to Main Zone 2004 Phase 1 drill hole location plan for section location, NR 04-12, June 15th, 2004



A
B
DDH 04-BAH-05
DDH 04-BAH-04
1,000m Elev.
900m Elev.
24 meters
1.16% Cu
58 meters
0.72 % Cu
16 meters
0.76 % Cu
9.7 g/t Ag
0.60% Zn
QFP/Porphyry
0.10 to 0.26% Cu
Chloritic Fault
Drill Hole #5
Assays
Pending
188.2 m EOH
UTM 785,300 E
UTM 785,400E
LEGEND
(Section looking north)
Drill hole collar location, number and projected trace.
Geology
(simplified)
Post mineral andesite/rhyolite dykes
QFP 2- Dyke/intrusion. Moderate to strong quartz, pyrite-chalcopyrite +/- bornite stockworks.
Main mineralized breccias with local skarn development-QFP 2 event
QFP 1-Sill, local endoskarn development, minor stockworking
Contact breccia/skarn, QFP 1 related
Limestone, local fracture/bedding controlled marble and skarn devellopement
Mixed sediments and volcanics, locally stockworked with weak Cu mineralization
Scale
0
50 m

TYLER RESOURCES INC.
BAHUERACHI PROJECT

PROPERTY SKETCH PLAN, PORPHYRY OUTLINE AND KNOWN EXPLORATION TARGETS TO JUNE, 2004

NR#04-12, June 15th, 2004



Claim Block Outline
MAIN PORPHYRY COMPLEX
(Outlined as identified to date)
N
Colome
Skarn Complex
Fault
Bahuerachi
Airborne EM
geophysical target,
1.2 Km strike length.
Outline of 2001
Geology Sketch map
and 2004 phase
1 drill plan.
(Attached)
Strike length
of Main Porphyry Complex
partially drill tested to date
Approximate outline
of San Juan-San Marcos
Intrusive-skarn complex
Fault
Scale
0
1,000 m
2,000 meters
2 Km

File No.
82-3881

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS **NEWS RELEASE 04-12**

FOR IMMEDIATE RELEASE: June 15, 2004 **Web: www.tylerresources.com**

TYLER REPORTS DRILL CONFIRMATION OF HIGH GRADE BRECCIA PIPES AND MINERALIZED PORPHYRY AT BAHUERACHI

Calgary, Alberta-Tyler Resources Inc. is extremely pleased to release recently received assay results for drill holes 3 and 4, including 21.34 metres grading 3.11% copper and 58 meters grading 0.72% copper, confirming the depth extension of high grade skarn breccias as well as the mineralized porphyry body at the Bahuerachi Property, Chihuahua state, Mexico.

Significant drill intercepts for these drill holes include the following intervals:

DRILL HOLE #	FROM (m)	TO (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Rock type
04BAH-03	28.04	49.38	21.34	3.11 %	.09	19.42	1.25	Breccia pipe/skarn
04BAH-03	61.57	150.77	89.2	0.01 to 0.69%*				porphyry (poor recovery)*
04BAH-04	21	79	58	0.72 %				Chalcocite blanket/QFP /breccia skarn
Including	21	45	24	1.16 %	.02	3.23	.02	Chalcocite blanket/skarn/ QFP
Including	63	79	16	0.76 %	.05	9.67	0.60	breccia pipe/skarn
04BAH-04	79	125	46	0.10 to 0.26%*				porphyry (poor recovery)*

* Grades through the QFP (quartz-feldspar-porphyry) are considered to be indicative of the presence of mineralization but not representative of the grade of the interval due to poor core recoveries (generally less than 40%) during the drilling. As such, assay results through the interval are provided as ranges and not calculated as averages. Caution has to be used in interpreting results through the porphyry at this stage and results to date should only be interpreted to indicate that the intrusion is mineralized at depth although at an average grade which remains to be defined.

Drill holes 3 through 5 (assays pending) were completed in the central part of the Main Zone and have confirmed the continuity and grades of mineralization sampled at surface in previous exploration programs. A sketch section is attached showing results for drill hole #4 and the geological context for the drill hole section encompassing holes #4 and #5.

Phase 1 work, which included a total of 12 drill holes for a total cumulative 1,084 meters of drilling, has now been concluded due to the onset of the rainy season in the project area. Drill hole locations for the Phase 1 program are presented on the map attached. Drilling to date has partially tested roughly 800 metres of strike length of the 4,000 metre porphyry complex and related mineralization as outlined in map #2 attached. Assay results for holes #5 to #12 have not yet been received by the Company. These will be released as they are received and interpreted over the course of the next few weeks.

Drilling has confirmed the presence of an extensive near surface supergene chalcocite blanket which remains open for further testing in all directions and at depth. It has been intersected by drill holes #4, 5, 11 and 12 during this program.

Drilling has also confirmed the continuation at depth of multiple pulse breccia pipes showing local skarn development and mixed oxide/sulphide mineralization on the western edge of the Main Zone QFP. Mineralized breccias and skarn occurring on the eastern side of the Main Zone QFP and have also been intersected at depth by drilling. The high grade breccia/skarn pipes have been intersected at depth by drill holes #3, 4, 5, 6, 7, 9, 10, 11 and 12.

Porphyry copper style mineralization within QFP was intersected in drill holes #1, 3, 5, 6, 7, 9, 10 and 11. Although the QFP has returned a range of grades considered to be extremely positive in a porphyry environment in drill hole #1, 3 and 4, drilling this unit remains problematic as core recoveries were very low. Consequently, most drill holes were stopped shortly after entering the porphyry. The problems encountered to date with drilling the intrusion are related to the fact that it has been rendered extremely brittle by at least three superimposed fracturing and stockworking events. These events were responsible for emplacing the chalcopyrite-bornite mineralization observed in core. Due to inherent structural weakness along fractured and mineralized planes, the porphyry tends to shatter and break along fractures, exposing copper oxide and sulphide mineralization to be partially washed away and lost during the core recovery process.

The Company, along with its independent consultants, Associated Mining Consultants Ltd believe that a combination of different downhole drilling equipment and drilling fluids will mitigate this issue in the continuation of drilling during the upcoming Phase 2 program and provide for a better evaluation of the true grade of the porphyry. Phase 2 is currently in the planning stage and the schedule for the fall season will be finalized once all assay results have been received.

Tyler is extremely pleased with the results of its Phase 1 program. Drilling has successfully confirmed strong porphyry copper mineralization and alterations with related high grade porphyry breccia and skarn development to depths of at least 100 meters, the maximum depth tested during this phase of work. Furthermore, field mapping has extended the porphyry target from the known 1,600 metres of strike length to over 4,000 metres in total strike length (map attached).

The person responsible for the preparation of this exploration update is J.P. Jutras, P,Geol. And the Qualified Person for the Bahuerachi project for Tyler Resources. All assay work is performed by standard fire assay, ICP and atomic absorption methods at ALS-Chemex Laboratories, Vancouver, Canada.

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tyler Resources Inc.
Jean Pierre Jutras, President/COO/Director
Phone: (403) 269-6753
Fax: (403) 266-2606

Tyler Resources Inc.
James Devonshire, CEO/Director
Phone: (403) 269-6753
Fax: (403) 266-2606

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities, or a solicitation of proxies, in any jurisdiction, including but not limited to, the United States. The Tyler Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered or sold in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Tyler's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler's filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.


TYLER RESOURCES INC.
BAHUERACHI PROJECT
MAIN ZONE
2004 Phase 1 drill hole location plan
on 2001 geology.
NR #04-12, June 15th, 2004
NORTH
BAH 11 / 12
BAH 10
BAH 08
BAH 09
BAH 06 / 07
BAH 04
BAH 05
A
B
Surface trace of
simplified geological drill section
04-Bah-04 and 04-BAH-05
BAH 03
BAH 01/02
Sketch Geology Map
(based on 2001 work,
to be updated with
2004 field work.)
(unsurveyed)
Legend
Symbol
RockType
Mixed late Intrusions (andesites/rhyolites)
Breccias -Skarns / mineralized replacement zones
Porphyritic Dacites(QFP) Locally Cu+/-Au bearing
Limestones / Marbles
Mixed sediments/volcanics
Area of previously released surface results
Collar location and projected surface trace of completed 2004 diamond drill holes
Scale
0
250m
(Approx)

TYLER RESOURCES LTD.
BAHUERACHI PROJECT
SIMPLIFIED GEOLOGICAL DRILL SECTION, DRILL HOLES 04-BAH-04 and 04-BAH-05, Looking North
Refer to Main Zone 2004 Phase 1 drill hole location plan for section location, NR 04-12, June 15th, 2004



A
B
DDH 04-BAH-05
DDH 04-BAH-04
1,000m Elev.
900m Elev.
24 meters
1.16% Cu
16 meters
0.76 % Cu
9.7 g/t Ag
0.60% Zn
58 meters
0.72 % Cu
QFP/Porphyry
0.10 to 0.26% Cu
Chloritic Fault
Drill Hole #5
Assays
Pending
188.2 m EOH
UTM 785,300 E
UTM 785,400E
LEGEND
(Section looking north)
Drill hole collar location, number and projected trace.
Geology
(simplified)
Post mineral andesite/rhyolite dykes
QFP 2- Dyke/intrusion. Moderate to strong quartz, pyrite-chalcopyrite +/- bornite stockworks.
Main mineralized breccias with local skarn development-QFP 2 event
QFP 1-Sill, local endoskarn development, minor stockworking
Contact breccia/skarn, QFP 1 related
Limestone, local fracture/bedding controlled marble and skarn devellopement
Mixed sediments and volcanics, locally stockworked with weak Cu mineralization
Scale
0
50 m

TYLER RESOURCES INC.
BAHUERACHI PROJECT

PROPERTY SKETCH PLAN, PORPHYRY OUTLINE AND KNOWN EXPLORATION TARGETS TO JUNE, 2004
NR#04-12, June 15th, 2004



Claim Block Outline
MAIN PORPHYRY COMPLEX
(Outlined as identified to date)
N
Colome
Skarn Complex
Fault
Bahuerachi
Airborne EM
geophysical target,
1.2 Km strike length.
Outline of 2001
Geology Sketch map
and 2004 phase
1 drill plan.
(Attached)
Strike length
of Main Porphyry Complex
partially drill tested to date
Approximate outline
of San Juan-San Marcos
Intrusive-skarn complex
Fault
Scale
0
1,000 m
2,000 meters
2 Km

File No.
82-3881

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS **NEWS RELEASE 04-12**

FOR IMMEDIATE RELEASE: June 15, 2004 **Web: www.tylerresources.com**

TYLER REPORTS DRILL CONFIRMATION OF HIGH GRADE BRECCIA PIPES AND MINERALIZED PORPHYRY AT BAHUERACHI

Calgary, Alberta-Tyler Resources Inc. is extremely pleased to release recently received assay results for drill holes 3 and 4, including 21.34 metres grading 3.11% copper and 58 meters grading 0.72% copper, confirming the depth extension of high grade skarn breccias as well as the mineralized porphyry body at the Bahuerachi Property, Chihuahua state, Mexico.

Significant drill intercepts for these drill holes include the following intervals:

DRILL HOLE #	FROM (m)	TO (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Rock type
04BAH-03	28.04	49.38	21.34	3.11 %	.09	19.42	1.25	Breccia pipe/skarn
04BAH-03	61.57	150.77	89.2	0.01 to 0.69%*				porphyry (poor recovery)*
04BAH-04	21	79	58	0.72 %				Chalcocite blanket/QFP /breccia skarn
Including	21	45	24	1.16 %	.02	3.23	.02	Chalcocite blanket/skarn/ QFP
Including	63	79	16	0.76 %	.05	9.67	0.60	breccia pipe/skarn
04BAH-04	79	125	46	0.10 to 0.26%*				porphyry (poor recovery)*

* Grades through the QFP (quartz-feldspar-porphyry) are considered to be indicative of the presence of mineralization but not representative of the grade of the interval due to poor core recoveries (generally less than 40%) during the drilling. As such, assay results through the interval are provided as ranges and not calculated as averages. Caution has to be used in interpreting results through the porphyry at this stage and results to date should only be interpreted to indicate that the intrusion is mineralized at depth although at an average grade which remains to be defined.

Drill holes 3 through 5 (assays pending) were completed in the central part of the Main Zone and have confirmed the continuity and grades of mineralization sampled at surface in previous exploration programs. A sketch section is attached showing results for drill hole #4 and the geological context for the drill hole section encompassing holes #4 and #5.

Phase 1 work, which included a total of 12 drill holes for a total cumulative 1,084 meters of drilling, has now been concluded due to the onset of the rainy season in the project area. Drill hole locations for the Phase 1 program are presented on the map attached. Drilling to date has partially tested roughly 800 metres of strike length of the 4,000 metre porphyry complex and related mineralization as outlined in map #2 attached. Assay results for holes #5 to #12 have not yet been received by the Company. These will be released as they are received and interpreted over the course of the next few weeks.

Drilling has confirmed the presence of an extensive near surface supergene chalcocite blanket which remains open for further testing in all directions and at depth. It has been intersected by drill holes #4, 5, 11 and 12 during this program.

Drilling has also confirmed the continuation at depth of multiple pulse breccia pipes showing local skarn development and mixed oxide/sulphide mineralization on the western edge of the Main Zone QFP. Mineralized breccias and skarn occurring on the eastern side of the Main Zone QFP and have also been intersected at depth by drilling. The high grade breccia/skarn pipes have been intersected at depth by drill holes #3, 4, 5, 6, 7, 9, 10, 11 and 12.

Porphyry copper style mineralization within QFP was intersected in drill holes #1, 3, 5, 6, 7, 9, 10 and 11. Although the QFP has returned a range of grades considered to be extremely positive in a porphyry environment in drill hole #1, 3 and 4, drilling this unit remains problematic as core recoveries were very low. Consequently, most drill holes were stopped shortly after entering the porphyry. The problems encountered to date with drilling the intrusion are related to the fact that it has been rendered extremely brittle by at least three superimposed fracturing and stockworking events. These events were responsible for emplacing the chalcopyrite-bornite mineralization observed in core. Due to inherent structural weakness along fractured and mineralized planes, the porphyry tends to shatter and break along fractures, exposing copper oxide and sulphide mineralization to be partially washed away and lost during the core recovery process.

The Company, along with its independent consultants, Associated Mining Consultants Ltd believe that a combination of different downhole drilling equipment and drilling fluids will mitigate this issue in the continuation of drilling during the upcoming Phase 2 program and provide for a better evaluation of the true grade of the porphyry. Phase 2 is currently in the planning stage and the schedule for the fall season will be finalized once all assay results have been received.

Tyler is extremely pleased with the results of its Phase 1 program. Drilling has successfully confirmed strong porphyry copper mineralization and alterations with related high grade porphyry breccia and skarn development to depths of at least 100 meters, the maximum depth tested during this phase of work. Furthermore, field mapping has extended the porphyry target from the known 1,600 metres of strike length to over 4,000 metres in total strike length (map attached).

The person responsible for the preparation of this exploration update is J.P. Jutras, P,Geol. And the Qualified Person for the Bahuerachi project for Tyler Resources. All assay work is performed by standard fire assay, ICP and atomic absorption methods at ALS-Chemex Laboratories, Vancouver, Canada.

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tyler Resources Inc.
Jean Pierre Jutras, President/COO/Director
Phone: (403) 269-6753
Fax: (403) 266-2606

Tyler Resources Inc.
James Devonshire, CEO/Director
Phone: (403) 269-6753
Fax: (403) 266-2606

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities, or a solicitation of proxies, in any jurisdiction, including but not limited to, the United States. The Tyler Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered or sold in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Tyler's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler's filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.


TYLER RESOURCES INC.
BAHUERACHI PROJECT
MAIN ZONE
2004 Phase 1 drill hole location plan
on 2001 geology.
NR #04-12, June 15th, 2004
NORTH
BAH 11 / 12
BAH 10
BAH 08
BAH 09
BAH 06 / 07
BAH 04
BAH 05
A
B
Surface trace of
simplified geological drill section
04-Bah-04 and 04-BAH-05
BAH 03
BAH 01/02
Sketch Geology Map
(based on 2001 work,
to be updated with
2004 field work.)
(unsurveyed)
Legend
Symbol
RockType
Mixed late intrusions (andesites/rhyolites)
Breccias -Skarns / mineralized replacement zones
Porphyritic Dacites(QFP) Locally Cu+/-Au bearing
Limestones / Marbles
Mixed sediments/volcanics
Area of previously released surface results
Collar location and projected surface trace of completed 2004 diamond drill holes
Scale
0
250m
(Approx)

TYLER RESOURCES LTD.

BAHUERACHI PROJECT

SIMPLIFIED GEOLOGICAL DRILL SECTION, DRILL HOLES 04-BAH-04 and 04-BAH-05, Looking North

Refer to Main Zone 2004 Phase 1 drill hole location plan for section location, NR 04-12, June 15th, 2004


A
B
DDH 04-BAH-05
DDH 04-BAH-04
1,000m Elev.
900m Elev.
24 meters
1.16% Cu
58 meters
0.72 % Cu
16 meters
0.76 % Cu
9.7 g/t Ag
0.60% Zn
QFP/Porphyry
0.10 to 0.26% Cu
Chloritic Fault
Drill Hole #5
Assays
Pending
188.2 m EOH
UTM 785,300 E
UTM 785,400E
LEGEND
(Section looking north)
Drill hole collar location, number and projected trace.
Geology
(simplified)
Post mineral andesite/rhyolite dykes
QFP 2- Dyke/intrusion. Moderate to strong quartz, pyrite-chalcopyrite +/- bornite stockworks.
Main mineralized breccias with local skarn development-QFP 2 event
QFP 1-Sill, local endoskarn development, minor stockworking
Contact breccia/skarn, QFP 1 related
Limestone, local fracture/bedding controlled marble and skarn devellopement
Mixed sediments and volcanics, locally stockworked with weak Cu mineralization
Scale
0
50 m

TYLER RESOURCES INC.
BAHUERACHI PROJECT

PROPERTY SKETCH PLAN, PORPHYRY OUTLINE AND KNOWN EXPLORATION TARGETS TO JUNE, 2004

NR#04-12, June 15th, 2004



Claim Block Outline
MAIN PORPHYRY COMPLEX
(Outlined as identified to date)
N
Bahuerachi Airborne EM geophysical target, 1.2 Km strike length.
Colome Skarn Complex
Fault
Outline of 2001 Geology Sketch map and 2004 phase 1 drill plan. (Attached)
Strike length of Main Porphyry Complex partially drill tested to date
Approximate outline of San Juan-San Marcos Intrusive-skarn complex
Fault
Scale
0
1,000 m
2,000 meters
2 Km